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jbiery@sidley.com (312) 853-7557	FOUNDED 1866

November 20, 2007

VIA EDGAR

Ms. Jennifer Monick Staff Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P.
Form 10-K for the Fiscal Year Ended
December 31, 2006 and
Form 10-Q for the Quarterly Period Ended
June 30, 2007
File No. 000-51836

Dear Ms. Monick:

We refer to your letter of November 6, 2007 with respect to Rogers International Raw Materials Fund, L.P. (“Registrant”) and the above referenced periodic reports.  We have repeated below — for your convenience of reference — the comments set forth in your letter which are followed by our responses.

Form 10-K for the year ended December 31, 2006

General

1.         We note your financial statements are unaudited.  Please tell us how you have compliedwith Regulation S-X, or amend your filing to include an audit opinion.

At the end of the first quarter of 2007, Registrant was (and is currently) unable to comply with Regulation S-X.

As detailed in a series of conversations with, and supplemental submissions to, the Staff of the Division of Corporation Finance (Real Estate and Business Services) over an approximately two week period commencing on March 20, 2006, with respect to Registrant’s

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

United States Securities and Exchange Commission
November 20, 2007

annual report on Form 10-K for the year ended December 31, 2005, on October 17, 2005, Refco Inc. (including certain subsidiaries) filed voluntary Chapter 11 bankruptcy petitions, and at year-end 2005, approximately 68% of Registrant’s total assets (approximately $76 million) were held in accounts at Refco Capital Markets Ltd. (“RCM”) subject to bankruptcy court protection.  In late October 2005, Beeland Management Company, LLC, Registrant’s general partner (“Beeland”), on behalf of Registrant commenced an adversary proceeding in the United States Bankruptcy Court for the Southern District of New York against RCM alleging that RCM fraudulently obtained possession of Registrant’s assets and that such assets were Registrant’s property, not the property of RCM’s bankruptcy estate, and requesting that the Court enter judgment requiring that property to be returned to Registrant immediately.  At the end of the first quarter of 2006, a trial date had not been scheduled for Registrant’s adversary proceeding.

Notwithstanding that a substantial amount of Registrant’s assets was unavailable to Registrant, Registrant, in consultation with the Staff, determined to file its 2005 annual report with the Commission to provide as much information as could be provided under the circumstances, and, as discussed with the Staff, presented its financial information in a manner consistent with that which it had done in the past without regard to or discount for the Refco bankruptcy and any impact the Refco bankruptcy might have on Registrant’s financial position.  However, because a significant portion of Registrant’s assets was subject to bankruptcy court protection and the possibility that such assets would not be fully recovered by Registrant, the auditors of Registrant’s financial statements were unable to render an opinion in connection with Registrant’s financial statements for the fiscal year ended December 31, 2005.

On or about June 29, 2006, a settlement agreement was reached by and among RCM and certain customers and other creditors of RCM, and on or about July 20, 2006, Registrant joined this settlement agreement, settling its claims in its adversary proceeding and agreeing to receive the same rights and benefits, including the rights of distribution, as securities customers of RCM, while preserving its rights to pursue claims against Refco LLC, Registrant’s futures commission merchant at the time of the Refco bankruptcy.  This settlement was approved at a hearing held in September, 2006, at which a global settlement was announced.  Registrant is among many parties to the global settlement, which is embodied in a plan of reorganization filed by Refco debtors.  Under the plan of reorganization, securities customers of RCM were projected to receive approximately 85% to 86% of the value of their allowed securities claims (now, on the basis of subsequent information, approximately 89%).  On October 3, 2006, Registrant agreed to settle its claims against Refco, LLC and received an amount equal to approximately 8% of the value of its allowed securities claims against RCM.  Additionally, under the Refco entities’ plan of reorganization, Registrant will participate in recoveries by a litigation trust (the “Litigation Trust”) formed to bring claims against third parties in the name of the Refco bankruptcy estate (including RCM).

United States Securities and Exchange Commission
November 20, 2007

At December 31, 2006, approximately 53% of the then expected proceeds from the global settlement had been distributed (Registrant receiving its pro rata share) and the trustee overseeing the Litigation Trust was evaluating options for the recovery of assets.  At that time, on the basis of information received from the trustee overseeing the Litigation Trust, Beeland believed that the Litigation Trust had viable meritorious claims against a number of third parties and that there was a substantial likelihood that Registrant would realize recoveries beyond the proceeds Registrant was expected to receive from the global settlement in the Refco bankruptcy and the settlement with Refco LLC.  Accordingly, Registrant again determined to file an annual report with the Commission to provide as much information as could be provided under the circumstances and presented its financial information without any discount for any impact the Refco bankruptcy might have on Registrant’s financial position.  However, as a material percentage of assets related to the settlement remained subject to bankruptcy administration and had yet to be finally valued and distributed, while others were earning interest, and the Litigation Trust had yet to commence any actions or realize any recoveries, Beeland could not provide sufficient information to Registrant’s auditors with respect to the value of settlement proceeds yet to be received or Registrant’s interest in the Litigation Trust for an unqualified opinion on Registrant's financial statements to be issued.1

As matters have worked out, to date, Registrant has received approximately $73 million in settlement proceeds (approximately 97% of its allowed securities claims), and the Litigation Trust has brought suits against numerous parties, including the private equity group that brought Refco Inc. public in August 2005, several major accounting firms, a large law firm, several major securities firms and a number of former officers of Refco Inc. seeking, in aggregate, in excess of $2 billion in damages and other relief.  It is our understanding of the terms of the global settlement agreement and the terms of the Litigation Trust that for every $50 million collected by the Litigation Trust, Registrant will recover an additional 1.7% of the amount of its allowed securities claims.

Beeland has been meeting with Registrant’s auditors with respect to valuation of Registrant’s interests in the Litigation Trust.  Once a value for those interests susceptible to audit can be determined, Registrant will amend its annual reports on Forms 10-K for fiscal years 2005 and 2006 (as well as quarterly reports filed during fiscal years 2006 and 2007) and will include opinions of Registrant’s auditors with such amended reports.

1           There is no trading market for Registrant’s units of limited partnership (“Units”).  Rather, Units are normally issued and redeemed monthly by Registrant at their month-end net asset value.  However, due to the Refco bankruptcy and the uncertainties surrounding valuation of certain of Registrant’s assets, no new Units have been issued since October 1, 2005, prior to the Refco bankruptcy, and no Units have been redeemed on the basis of the estimated financial information provided in the above referenced periodic reports.

United States Securities and Exchange Commission
November 20, 2007

Exhibits

2.         We note you do not include the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Please amend your filing to include these certifications or tell uswhy management has excluded the certifications and their basis for doing so.

As discussed in Registrant’s report on Form 10-K for the period in question, certain financial information included in Registrant’s annual report is estimated only and the financial statements included therein have not been audited as required by applicable regulation.  Accordingly, the management of Registrant’s general partner is not in a position to make the certifications referred to above verbatim as required by Regulation S-K Item 601(b)(31).  Whether or not it would be appropriate for management to make these certifications was also discussed with the Staff in the discussions referred to above.

Form 10-Q for the quarterly period ended June 30, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

3.         We note you do not include a discussion of the material changes in your results ofoperations.  Please tell us how you have complied with
Item 303(B) of Regulation S-K,or tell us why you believe it was not necessary to include this discussion.

As Registrant points out in its Results of Operations discussion, Registrant’s net income or loss is directly related to changes in the value of the Rogers International Commodity Index (the “Index”), which the Registrant is designed to replicate.  Registrant is not an operating company but rather functions solely as a passive, index tracking, trading vehicle.  Unlike an operating company, where changes in income or loss from period to period may be indicative of business trends specific to such company and potentially useful in evaluating the future prospects of such company, the past performance of Registrant is not indicative of its future results: Registrant’s sole business is to replicate the performance of the Index, the past performance of which is, itself, not indicative of its future performance.  In implementing Registrant’s index tracking trading program, Beeland, on behalf of Registrant, does not attempt to predict price movements in the underlying commodity components of the Index or perform any type of fundamental economic supply or demand analysis with respect to such components or make any macroeconomic assessments of the relative strengths of different national economies or economic sectors that might influence price movements in the components of the Index; Beeland simply implements a set of rules for effecting the Index tracking.  Accordingly, changes in

United States Securities and Exchange Commission
November 20, 2007

Registrant’s income from month to month, quarter to quarter or year to year do not reflect material changes in the operations of Registrant but instead reflect changes in the Index that Registrant is designed to track.  In fact, the only operational aspect of Registrant, under normal circumstances, that could have an impact on Registrant’s income not related to changes in the Index itself would be changes in how Beeland implements the rules for tracking the Index which might affect Registrant’s expected index “tracking error” or deviation from the Index before fees and expenses of the fund.  Accordingly, the only meaningful discussion that could be provided about changes in Registrant’s income arising out of Registrant’s operations would be a discussion of changes affecting index “tracking error,” as changes in income are otherwise directly linked to changes in the Index.

In light of the Staff’s comment, however, Registrant proposes to provide, in its discussion of Results of Operations in future periodic reports, a statement, if applicable, about tracking error and any changes in the implementation of Registrant’s index tracking trading program that have had an impact on tracking error resulting in a deviation from historical, or expected, tracking error during the periods covered by the report as well as a specific reference to changes in the value of the index during the periods covered by the report.  Additionally, Registrant will provide a statement about subscriptions for limited partnership interests in Registrant, if any, and withdrawals by Registrant’s limited partners, the only significant contributors to changes in financial condition other than net income or loss related to changes in the Index, although we note that that information is readily discernable from Registrant’s Statements of Changes in Partners’ Capital.

__________________________

If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at 312-853-7557.

Very truly yours,

/s/ James B. Biery

James B. Biery

cc:           Allen Goodman

BEELAND MANAGEMENT COMPANY, L.L.C.
Sponsor of THE ROGERS FUNDS

November 20, 2007

VIA EDGAR

Ms. Jennifer Monick
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rogers International Raw Materials Fund, L.P.
Form 10-K for the Fiscal Year Ended
December 31, 2006 and
Form 10-Q for the Quarterly Period Ended
June 30, 2007
File No. 000-51836

Dear Ms. Monick:

In connection with your letter of November 6, 2007 with respect to Rogers International Raw Materials Fund, L.P. (“Registrant”) and the above referenced periodic reports and Registrant’s separate response thereto, Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

By:  Beeland Management Company, L.L.C., General Partner

By: /s/  Walter Thomas Price III
Walter Thomas Price III
Managing Member

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